NEWS RELEASE

August 17, 2017	Trading Symbol: TSX.V – HNC

Hard Creek Nickel Announces Change of Name to
Giga Metals Corporation

(Vancouver, B.C.) The Company announced today that it will change its name to Giga Metals Corporation to better reflect the new direction of the Company in its search for new opportunities in the battery metals sector.

The Company intends to become a minerals company offering direct exposure to nickel, cobalt, and possibly other integral raw materials in electric vehicle (“EV”) and battery energy storage markets. The Company’s Turnagain project represents a significant nickel-cobalt resource and serves as a core project for the Company’s new business focus. The Company is currently evaluating other battery metal projects as potential acquisitions.

EVs have entered into the mainstream at economically attractive price points to the mass market. Increasing demand for EVs is expected to drive investor demand for battery metals, particularly nickel and cobalt, which are important components in batteries.

Management intends to pursue a business model that offers direct and long-term leverage to nickel and cobalt price appreciation through owning substantial projects containing these two metals and possibly other battery metals.

“Our new name reflects our focus on the raw materials needed for modern electric batteries,” said Mr. Jarvis. “Nickel is one of the principal materials in EV batteries. Cobalt, which is a significant byproduct of our Turnagain nickel deposit, is a second critical component of the batteries used in EVs. We are also actively looking for other acquisition opportunities in the battery metals space.”

The name change is subject to regulatory approvals.

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203, 700 West Pender Street, Vancouver, BC, Canada V6C 1G8 T: 604-681-2300
E: info@hardcreek.com W: www.hardcreeknickel.com